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Exhibit 1.        Press Release

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BELZBERG REPORTS THIRD-QUARTER REVENUE GROWTH OF 116% Returns to profitability with positive cash operating income

Toronto, Canada (November 14, 2001) - Belzberg Technologies Inc. (TSE:BLZ) today announced results for its quarter ended September 30, 2001, reporting revenues of $6.33 million compared to $2.94 million for the same period a year ago. Excluding one-time events, Belzberg generated $15,000 in cash operating income, marking its return to generating cash from operations. Belzberg reported a loss for the quarter of $1.5 million, or $0.14 per share, including one-time expenses of $662,000 associated with closing down its eContracts operation.

Despite losing approximately $264,000 during the four day market shutdown after the September 11th terrorist attacks, and the seasonal slowdown in trading volumes, Belzberg's revenues were almost flat with the second quarter, down just $112,000. The company's transition towards a transaction-based revenue model from monthly subscription fees continued successfully, with transaction-based fees totaling $3.8 million, or 60% of total revenues, up from 36% a year ago, and up from 47% in the June quarter.

Belzberg continued to progress on its path to profitability. Despite the slight decline in revenue from the previous quarter, cash operating income increased from a loss of $70,000 to a gain of $15,000 for the quarter, excluding a $412,000 addition to the provision for losses in the quarter.

"Our ability to maintain basically flat revenues from the prior quarter, despite the lost trading days and the normal summer slowdown in trading, displays the resiliency of our revenue model and points to continuing growth in the coming quarters," said CEO Sid Belzberg. "In addition, we have identified a number of different areas where we can cut costs and therefore build profitability and enjoy a solid cash position of $7.0 million."

Belzberg continued to build shareholder value through a number of initiatives during the quarter:

o It announced the completion of its new high-speed connection to the NYSE's Common Access Platform (CAP), making it one of only two vendors to provide access through this link and continuing to build on its position as a leading provider of electronic trading access to the NYSE.

o Jim Marks joined the company as its new President. Mr. Marks brings a wealth of industry knowledge and contacts to Belzberg in addition to entrepreneurial management experience and has been working to narrow Belzberg's strategic focus and improve the company's organizational infrastructure.

o It hired Jim Kane as VP of sales. Mr. Kane joins the company from his position as a Director at Credit Suisse First Boston and will be building a dedicated incentive-based sales organization to help fuel continued revenue growth.

o It narrowed its focus on its core business by closing down eContracts, a subsidiary that provided online government purchasing.

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"Our products have proven their worth in the marketplace," said President Jim
Marks. "We are now putting in place the infrastructure to support continued rapid growth and the sales organization which will drive that growth. At the same time, we are going to take the identifiable steps necessary to maintain and increase profitability."

Guidance for the Fourth Quarter
The company now believes that it will generate revenues of $7.0 million to $7.2 million in the fourth quarter absent any significant change in market conditions and that operating profitability should be close to break even.

About Belzberg Technologies Inc.
Belzberg Technologies creates the software and networks to enable seamless electronic order routing and execution of trades to stock and options markets in the United States, Canada, and Europe. The firm's client base includes 110 leading U.S. and international brokerage houses and financial institutions, and it processes daily average volume of more than 40 million shares.

Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices and other factors.

Investor and Media Contact
Jim Marks, President
(610) 862 1163